AC
No Act
P.E. 12-19-06

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07044130

February 15, 2007

Jeffrey W. Walbridge
O'Melveny & Myers LLP
610 Newport Center Drive, 17th Floor
Newport Beach, CA 92660-6429

1934
14A-8
2/15/2007

Re: Edison International
Incoming letter dated December 19, 2006

Dear Mr. Walbridge:

This is in response to your letters dated December 19, 2006, January 8, 2007, and January 22, 2007 concerning the shareholder proposal submitted to Edison by John Chevedden. We also have received letters from the proponent dated December 28, 2006 and January 9, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

RECD S.E.C.
MAR 1 5 2007
1086

PROCESSED
APR 0 2 2007
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

354044

O

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES

610 Newport Center Drive, 17th Floor
Newport Beach, California 92660-6429

TELEPHONE (949) 760-9600
FACSIMILE (949) 823-6994
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
TOKYO
WASHINGTON, D.C.

December 19, 2006

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Intention to Omit Shareholder Proposal Submitted by John Chevedden for Inclusion in Edison International 2007 Annual Proxy Statement

Ladies and Gentlemen:

We are writing on behalf of our client Edison International, a California corporation (the "Company"), regarding the shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by John Chevedden (the "Proponent"), by letter dated November 18, 2006, for inclusion in the Company's proxy statement for its 2007 annual meeting of shareholders (the "Proxy Statement"). The Proxy Statement is scheduled to start printing on March 8, 2007.

The Proposal, with its Supporting Statement, is attached hereto as Exhibit A. The Proposal states:

> "Resolved, Shareholders request that our Board of Directors adopt a policy whereby at least 75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.
>
> 'Performance-based' equity compensation is defined here as:
> (a) Indexed stock options, the exercise price of which is linked to an industry index;
> (b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or
> (c) Performance-vesting options or restricted stock, which vest

> only when the market price of the stock exceeds a specific target for a substantial period."

In accordance with Rule 14a-8, we hereby respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that no enforcement action will be recommended against the Company if the Proposal and the Supporting Statement are omitted from the Proxy Statement pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal of the Company to be presented for shareholder approval at the Company's 2007 annual meeting.

Pursuant to Rule 14a-8(j)(2), we have enclosed six (6) copies of this letter and its attachments, a copy of which is being delivered on this date to the Proponent informing him of the Company's intention to omit the Proposal from the Proxy Statement.

Application of Rule 14a-8(i)(9) because the Proposal directly conflicts with a Company Proposal

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a proxy statement "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has on numerous occasions allowed a company to omit an executive compensation-related proposal because the shareholder proposal conflicted with a company proposal to be presented at the same meeting.

For example, a proposal by an institutional investor that senior executive equity compensation awards be prospectively limited to performance vesting stock options, indexed stock options or performance accelerated stock options was deemed by the Staff in direct conflict with a company proposal that shareholders approve a stock incentive plan that did not permit such awards. Abercrombie & Fitch Co. (May 2, 2005); see also Goodrich Corporation (Jan. 27, 2004) (proposal to prohibit future stock option grants to senior executives conflicted with company proposal to increase the number of shares authorized for issuance upon exercise of stock options to be granted under an existing company plan); AOL Time Warner Inc. (Mar. 3, 2003) (proposal to prohibit future stock option grants to senior executives conflicted with a management proposal that shareholders approve a stock option plan under which all employees could be awarded stock options); Baxter International Inc. (Jan. 6, 2003) (proposal to prohibit future stock option grants to senior executives conflicted with company proposal to implement incentive compensation plan providing for stock option grants to, among others, senior executives); First Niagara Financial Group, Inc. (Mar. 7, 2002) (proposal to replace senior executive stock option grants with cash bonuses conflicted with company proposal to implement omnibus equity compensation plan under which stock options could be awarded); and SBC Communications, Inc. (Feb. 2, 1996) (proposal that payment of executive compensation be based on improved corporate performance as evidenced by specific elements of the company's financial statements conflicted with other detailed, specific performance criteria mandated by the company's proposed plan).

The Proposal requests that the Board of Directors of the Company (the "Board") adopt a policy that at least 75% of prospective equity-based awards to senior executives be in the form of indexed stock options, premium-priced stock options or performance-based vesting stock options or restricted stock. The Compensation and Executive Personnel Committee (the "Committee") of the Board has approved for recommendation to the Board the material terms (other than number of shares) of a new equity incentive plan (the "Company Plan") that will be submitted to shareholders for approval at the Company's 2007 annual meeting (the "Company Proposal"). In light of applicable tax and accounting regulations, the Committee determined that it was advisable that the Company Plan provide that the exercise price of stock options granted under the plan be the fair market value of the Company's common stock on the grant date of the option. As such, stock options are not permitted under the Company Plan unless the exercise price of the options is equal to the fair market value of the Company's common stock on the date of grant of the options (subject to customary proportionate and equitable adjustments in the exercise price for stock splits, reverse stock splits, and similar changes in capitalization). In light of this requirement, indexed options and premium-priced stock options cannot be granted under the Company Plan. The Company Plan also provides that the sole and exclusive basis for determining the vesting of stock options and restricted stock granted under the plan will be the passage of time (or the occurrence or non-occurrence of specific, non-performance related events such as death, disability, termination of employment or a change in control) or certain specified performance conditions. Stock price is not one of the performance conditions. In light of this requirement, options or restricted stock that vest based only on the market price of the Company's stock cannot be granted under the Company Plan. The Committee determined that these vesting criteria are in the best interests of the Company and its shareholders because they play a critical role in the ability of the Company to attract and retain superior executive talent. Furthermore, the performance conditions are consistent with those in the Company's existing plan, under which the Company has achieved alignment between executive compensation and shareholder value.[1] Therefore, as in Abercrombie & Fitch Co. (May 2, 2005), the Proposal directly conflicts with the Company Proposal because the awards contemplated by the Proposal are not permitted under the Company Plan.

It is important to note that the direct and unavoidable conflict between the Proposal and the Company Proposal is clearly distinguishable from proposals that future stock option grants to senior executives be performance-based under plans granting broad authority to apply any or no performance criteria. See, e.g., Goldman Sachs Group, Inc. (Jan. 3, 2003); Texas Instruments Incorporated (Jan. 8, 2003); Safeway Inc. (Mar. 10, 2003); Kohl's Corporation (Mar. 10, 2003). In those cases, the application of performance criteria was specifically contemplated (or at least permitted) by the governing plan documents on a discretionary grant-by-grant basis, even if such application was not mandated by the plan. Under the Company Plan, the exercise price of stock options will be solely a function of the fair market value of the underlying stock on the date of

[1] As shown in the five-year stock performance graph in the Company's 2006 proxy statement, the Company's cumulative total return exceeded the S&P 500 and the Dow Jones U.S. Electricity Index in each of the five years through 2005.

grant, and, to the extent vesting conditions are imposed on awards, the vesting of stock options and restricted stock must be time-based or based on one of the performance criteria set forth in the Company Plan. Stock price is not one of the performance criteria. The plan administrator will have no discretion to grant options or restricted stock that is not in compliance with these elements of the Company Plan.

Based on the foregoing, we believe that the Proposal directly conflicts with the Company Proposal, and that the Proposal may therefore be omitted pursuant to Rule 14a-8(i)(9).

Conclusion

By copy of this letter, the Proponent is being notified that for the reasons set forth herein the Company intends to omit the Proposal and Supporting Statement from its Proxy Statement. We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Company omits the Proposal and Supporting Statement from its Proxy Statement. If we can be of assistance in this matter, please do not hesitate to call me at 949-823-7179.

Very truly yours,

Jeffrey W. Walbridge
of O'MELVENY & MYERS LLP

NB1:701843.4

EXHIBIT A

O'MELVENY & MYERS LLP
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

JOHN CHEVEDDEN

310-371-7872

Mr. John Bryson
Chairman
Edison International (EIX)
2244 Walnut Grove Avenue
P.O. Box 800
Rosemead, CA 91770
PH: 626-302-2222
FX: 626-302-4815

Rule 14a-8 Proposal

Dear Mr. Bryson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of saving company expenses please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

John Chevedden

Nov. 15, 2006

cc: Barbara Mathews
Corporate Secretary
PH: 626-302-1130
FX: 626-302-2240

[Rule 14a-8 Proposal, November 18, 2006]
3 – Performance Based Stock Options

Resolved, Shareholders request that our Board of Directors adopt a policy whereby at least 75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.

"Performance-based" equity compensation is defined here as:

(a) Indexed stock options, the exercise price of which is linked to an industry index;

(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or

(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.

This is not intended to unlawfully interfere with existing employment contracts. However, if there is a conflict with any existing employment contract, our Compensation Committee is urged for the good of our company to negotiate revised contracts consistent with this proposal.

As a long-term shareholder, I support pay policies for senior executives that provide challenging performance objectives that motivate executives to achieve long-term shareowner value

Warren Buffett criticized standard stock options as "a royalty on the passage of time" and favors indexed options. In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting equity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging executives to set and meet performance targets.

It is also important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- We had no Independent Chairman and perhaps not the best qualified Lead Director in Mr. Smith with his 18-years Edison director tenure – Independence concern.
- And Mr. Smith wields more power by chairing our Compensation Committee.
- Two of our directors served on 4 or 5 boards each – Over-commitment concern.
- And our directors can still be re-elected with one yes-vote from our 325 million shares under our obsolete plurality voting.
- Cumulative voting was not allowed.

- Three directors had 16 to 18 years tenure each – Independence concern.
- Two directors served on Boards rated "D" by The Corporate Library http://www.thecorporatelibrary.com/, an independent investment research firm:

1) Mr. Bryson	Boeing (BA)	D-rated
2) Mr. Karatz,	Honeywell (HON)	D-rated
	KB Home (KBH)	D-rated

- Our company has had a mixed record in responding to our majority votes. For instance a 2005 shareholder proposal to subject golden parachutes to a shareholder vote won our 58%-support at our 2005 annual meeting and our management has not adopted this propsal. However, the Edison poison pill expired in November 2006 in response to our 62% support for a shareholder proposal on this topic.

The above status reinforces the reason to take one step forward now and vote yes for:

Performance Based Stock Options
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Yu, Ted

From: CFLETTERS
Sent: Thursday, December 28, 2006 4:11 PM
To: Yu, Ted
Cc: Branscomb, Denise
Subject: FW: Edison International (EIX) Shareholder Position on Company No-Action Request

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, December 28, 2006 3:53 PM
To: CFLETTERS
Cc: Barbara Mathews
Subject: Edison International (EIX) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 28, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Edison International (EIX)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Performance Based Stock Options John Chevedden

Ladies and Gentlemen:

This is an initial response to the company December 19, 2006 no action request.

The company fails to provide a precedent where a company was able to exclude a rule 14a-8 proposal without ever giving an exhibit of its purported conflicting company proposal. Thus in the eyes of the company an explicit rule 14a-8 proposal must compete with a future phantom company proposal.

The company does not state that it would be handcuffed from awarding its executives types of ³Performance-based² equity compensation not explicitly called for in the future phantom company plan whether or not such phantom plan eventually passes. The company does not even commit to refraining from awarding future ³Performance-based² equity compensation not explicitly called for in its future phantom plan.

The company fails to claim that its future phantom proposal is an omnibus phantom proposal that would preclude all other types of ³Performance-based² equity compensation from being granted. The company fails to claim that its future phantom proposal would immediately abolish all previous ³Performance-based² equity compensation plans at the company.

The company proposes the ultimate oxymoron: Future performance based stock option grants can have absolutely ³no performance criteria.² Furthermore such a ³no performance criteria² plan will supposedly play ³a critical role in the ability of the Company to attract and retain superior executive talent.[2]

This response is sent to the company in non-PDF format. It is respectfully requested that if the company or its representative has any further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Barbara Mathews <Barbara.Mathews@sce.com>

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES

610 Newport Center Drive, 17th Floor
Newport Beach, California 92660-6429
TELEPHONE (949) 760-9600
FACSIMILE (949) 823-6994
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
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WASHINGTON, D.C.

RECEIVED JAN 0 9 2007 WASH. D.C. 151 SECTION

X-RAYED JAN 09 2007 US SECURITIES AND EXCHANGE COMMISSION

January 8, 2007

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Intention to Omit Shareholder Proposal Submitted by John Chevedden for Inclusion in Edison International 2007 Annual Proxy Statement

Ladies and Gentlemen:

Reference is made to our letter dated December 19, 2006 (the "Original Request") in which we requested, on behalf of our client Edison International, a California corporation (the "Company"), that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if the Company excludes under Rule 14a-8(i)(9) the shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") from the proxy statement to be distributed to the Company's shareholders in connection with its 2007 annual meeting of shareholders (the "2007 Annual Meeting") because the Proposal directly conflicts with one of the Company's own proposals to be submitted at the 2007 Annual Meeting. This letter responds to the correspondence addressed to The Office of Chief Counsel by the Proponent dated December 28, 2006 (the "Response").

As stated in the Original Request, the Company believes that the Proposal may be omitted from the proxy statement for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(9) because it directly conflicts with a Company proposal to be submitted to shareholders at the 2007 Annual Meeting to approve a new broad-based equity incentive plan, the 2007 Performance Incentive Plan (the "Company Plan"). The Proposal would require that at least 75% of future equity-based awards to senior executives be in the form of indexed stock options, premium-priced stock options or stock options and restricted stock that vest based on the market price of the Company's common stock exceeding a specified target for a substantial period. The Company Plan provides that (1) the exercise price of stock options granted under the plan will be the fair market value of the Company's common stock on the award date, and (2) the sole and exclusive basis for determining the vesting of stock options and restricted stock granted under the plan will be the passage of time (or the occurrence or non-occurrence of specific, non-performance related events such as death, disability, termination of employment or a change in control) or certain specified performance criteria, of which the Company's stock price exceeding a specified target for a substantial period is not one. In light of these plan requirements, the awards required by the Proposal - indexed stock options, premium-priced stock options and stock options or restricted stock that vest based solely on the market price of the Company's common stock - cannot be granted under the Company Plan. Accordingly, the Company submits that the Proposal directly conflicts with the Company Plan and may therefore be excluded under Rule 14a-8(i)(9).

In the Response, the Proponent states that the Company "fails to provide a precedent where a company was able to exclude a Rule 14a-8 proposal without ever giving an exhibit of its purported conflicting company proposal." The Company Plan is in substantially final form and has been approved by the Compensation and Executive Personnel Committee. The Company undertakes to submit the Company Plan to the Staff following approval by the Board. In any event, the Staff has, on several occasions, permitted a company to exclude a shareholder proposal under Rule 14a-8(i)(9) where the conflicting company proposal was not submitted to the Staff. See, e.g., Goodrich Corporation (Jan. 27, 2004) (proposal to prohibit future stock option grants to senior executives may be excluded under Rule 14a-8(i)(9) because it conflicts with a proposal the company "expects" to submit to shareholders to increase the number of shares authorized for issuance upon exercise of stock options); and AOL Time Warner Inc. (Mar. 3, 2003) (proposal to prohibit future stock option grants to senior executives conflicts with a proposal the company "currently expects" to submit to shareholders to approve a stock option plan under which all employees may be awarded stock options). Accordingly, the Company believes that the Staff may rule on the Original Request prior to the time that the Company Plan is finalized. If the Board modifies the Company Plan in a manner that materially affects the reasons described above for omission of the Proposal, does not approve the Company Plan, or if for any other reason the Company's proposal to approve the Company Plan is not included in the 2007 proxy statement, the Company commits that it will include the Proposal in the proxy statement for the 2007 Annual Meeting.

The Proponent also appears to argue in the Response that the Proposal does not conflict with the Company Plan because awards contemplated by the Proposal could be granted under a prior Company equity incentive plan or outside of the Company Plan. However, the Company's existing equity incentive plans will terminate by their terms at the end of 2007 (which is the reason why the Company is proposing the new Company Plan for shareholder approval at the 2007 Annual Meeting). If the shareholders approve the Company Plan, the Company's authority to grant additional awards under the existing plans will immediately terminate. Equity awards cannot be granted outside the Company Plan because New York Stock Exchange listing standards require equity awards to be granted under a shareholder-approved plan or otherwise with shareholder approval (subject to limited exceptions). Accordingly, the Proposal and the Company Plan present alternative and conflicting decisions for shareholders, and an affirmative vote on both proposals would lead to an inconsistent and ambiguous mandate from shareholders.

The Company disagrees with the Proponent's statement that "Future performance based stock option grants can have absolutely no performance criteria." The Company believes that at-market stock options are inherently performance-based because they provide economic benefit only to the extent the Company's stock price increases from the grant date. Moreover, the Company Plan expressly permits the grant of stock options that vest based on certain specified performance criteria. The permissible performance criteria include, for example, earnings per share, cash flow, total stockholder return, and return on equity or assets. Thus, while performance-based options may be granted under the Company Plan, since the Company Plan does not authorize performance-based options that vest based on exceeding a specified stock price, the types of performance-based options that may be granted under the Company Plan do not satisfy the Proponent's definition of "performance-based" as included in the Proposal.

For the foregoing reasons, the Company restates its belief that it may properly exclude the Proposal under Rule 14a-8(i)(9). If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. A copy of this letter including the attachment is being sent to the Proponent. The Proponent is requested to copy the undersigned on any additional response it may make to the Staff.

If we can be of assistance in this matter, please do not hesitate to call me at 949-823-7179.

Very truly yours,

Jeffrey W. Walbridge
of O'MELVENY & MYERS LLP

[redacted]

From: CFLETTERS
Sent: Wednesday, January 10, 2007 8:32 AM
To: [redacted]
Cc: [redacted]
Subject: FW: Edison International (EIX) # 2 Shareholder Position on Company No-Action Request

Follow Up Flag: Follow up
Flag Status: Completed

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 10, 2007 1:43 AM
To: CFLETTERS
Cc: Barbara Mathews
Subject: Edison International (EIX) # 2 Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 9, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Edison International (EIX)
2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Performance Based Stock Options John Chevedden

Ladies and Gentlemen:

This is an initial response to the company January 8, 2007 addition to its December 19, 2006 no action request.

The company does not claim that subsequent to Goodrich Corporation (Jan. 27, 2004) and AOL Time Warner Inc. (March 3, 2003) that these respective companies fully complied with the their representations of future action in their no action request letters. This would seem to be a key point for any company to argue if a company is suggesting that these are reliable precedents.

Edison International does not even give a date when its *purported plan*, *now* [3]in substantially final form,[2] will be available for verification. Nor does the company give the purported approval date "by the Compensation and Executive Personnel Committee."

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Barbara Mathews <Barbara.Mathews@sce.com>

O

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES

610 Newport Center Drive, 17th Floor
Newport Beach, California 92660-6429

TELEPHONE (949) 760-9600
FACSIMILE (949) 823-6994
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
TOKYO
WASHINGTON, D.C.

January 22, 2007

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Intention to Omit Shareholder Proposal Submitted by John Chevedden for Inclusion in Edison International 2007 Annual Proxy Statement

Ladies and Gentlemen:

Reference is made to our letter dated December 19, 2006 (the "Original Request") in which we requested, on behalf of our client Edison International, a California corporation (the "Company"), that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if the Company excludes under Rule 14a-8(i)(9) the shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") from the proxy statement to be distributed to the Company's shareholders in connection with its 2007 annual meeting of shareholders (the "2007 Annual Meeting") because the Proposal directly conflicts with one of the Company's own proposals to be submitted at the 2007 Annual Meeting. Reference is also made to the Proponent's correspondence addressed to The Office of Chief Counsel dated December 28, 2006 (the "Response"), and to our correspondence addressed to the Office of Chief Counsel on behalf of the Company dated January 8, 2007 (the "Reply").

As stated in the Original Request and in the Reply, the Company believes that the Proposal may be omitted from the proxy statement for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(9) because it directly conflicts with a Company proposal to be submitted to shareholders at the 2007 Annual Meeting to approve a new broad-based equity incentive plan, the 2007 Performance Incentive Plan (the "Company Plan"). As of the date of the Reply, the Company Plan was in substantially final form but had not been approved by the Company's Board of Directors (the "Board"). On January 19, 2007, the Board approved the Company Plan and recommended that it be submitted to shareholders for approval at the 2007 Annual Meeting. The Company Plan, in the form approved by the Board and attached hereto as Exhibit A, is hereby submitted to the Staff.

For the reasons set forth in the Original Request and in the Reply, the Company restates its belief that it may properly exclude the Proposal under Rule 14a-8(i)(9) because it directly conflicts with the Company's proposal to approve the Company Plan. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. A copy of this letter, including the attached Exhibit A, is being sent to the Proponent. The Proponent is requested to copy the undersigned on any additional response it may make to the Staff.

If we can be of assistance in this matter, please do not hesitate to call me at 949-823-7179.

Very truly yours,

Jeffrey W. Walbridge
of O'MELVENY & MYERS LLP

NB1:705162.1

EXHIBIT A

EDISON INTERNATIONAL
2007 PERFORMANCE INCENTIVE PLAN

EDISON INTERNATIONAL
2007 PERFORMANCE INCENTIVE PLAN

1. PURPOSE OF PLAN

The purpose of this Edison International 2007 Performance Incentive Plan (this "**Plan**") of Edison International, a California corporation (the "**Corporation**"), is to promote the operational performance of the Corporation and its affiliates by providing selected participants a financial incentive which reinforces and recognizes long-term corporate, organizational and individual performance and accomplishments. This Plan is further intended to promote the interests of the Corporation and its shareholders by providing an additional means through the grant of awards to attract and retain selected participants and, through stock or stock-based awards, to help further align their interests with those of the Corporation's shareholders.

2. ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An "**Eligible Person**" is any person who is either: (a) an officer (whether or not a director) or employee of the Corporation or one of its Subsidiaries; or (b) a director of the Corporation or one of its Subsidiaries. An Eligible Person who has been granted an award (a "participant") may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, "**Subsidiary**" means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Corporation; and "**Board**" means the Board of Directors of the Corporation.

3. PLAN ADMINISTRATION

3.1 ***The Administrator.*** This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The "**Administrator**" means the Board or one or more committees or subcommittees appointed by the Board or one or more subcommittees of the committees appointed by the applicable committees (within their delegated authority) to administer all or certain aspects of this Plan. Any such committee or subcommittee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. The Board or a committee may delegate some or all of their authority to a subcommittee so constituted to the extent permitted by applicable law and stock exchange listing rules. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by applicable law and stock exchange listing rules, to one or more officers of the Corporation, its powers under this Plan (a) to designate the officers and employees of the Corporation and its Subsidiaries who will receive grants of awards under this Plan, and (b) to determine the number of shares subject to, and the other terms and conditions of, such awards. The Board may delegate different levels of authority to different committees with administrative and grant authority under this Plan. Unless otherwise provided in the Bylaws of the Corporation, the applicable charter of any Administrator, or any applicable law: (a) a majority of the members of the acting

Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

With respect to awards intended to satisfy the requirements for performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "**Code**"), this Plan shall be administered by a committee consisting solely of two or more outside directors (as this requirement is applied under Section 162(m) of the Code); provided, however, that the failure to satisfy such requirement shall not affect the validity of the action of any committee otherwise duly authorized and acting in the matter. Award grants, and transactions in or involving awards, intended to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), must be duly and timely authorized by the Board or a committee consisting solely of two or more non-employee directors (as this requirement is applied under Rule 16b-3 promulgated under the Exchange Act).

To the extent required by any applicable listing agency, this Plan shall be administered by a committee composed entirely of independent directors (within the meaning of the applicable listing agency).

Any grant of an award to a non-employee member of the Board will be effective only if approved by the Board. Any grant of an award to the Chief Executive Officer of the Corporation or its Subsidiary Southern California Edison Company shall be determined by the Board Compensation and Executive Personnel Committees, or any other Board committee or body that has been delegated these responsibilities, if and as required by applicable stock exchange listing rules.

3.2 ***Powers of the Administrator***. Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan including, without limitation, the authority to:

(a) determine eligibility and, from among those persons determined to be eligible, determine the particular Eligible Persons who will receive an award under this Plan;

(b) grant awards to Eligible Persons, determine the price at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons, and determine the other specific terms and conditions of such awards consistent with the express limits of this Plan;

(c) approve the forms of any agreements evidencing awards (which need not be identical either as to type of award or among participants);

(d) construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation, its Subsidiaries, and participants under this Plan, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e) cancel, modify, or waive the Corporation's rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(f) accelerate or extend the vesting or exercisability or extend the term of any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum ten-year term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a termination of employment or services or other events of a personal nature) subject to any required consent under Section 8.6.5 and subject to the minimum vesting provisions of Section 5.8;

(g) adjust the number of shares of Common Stock subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6, and provided that in no case (except due to an adjustment contemplated by Section 7 or any repricing that may be approved by stockholders) shall such an adjustment constitute a repricing (by amendment, cancellation and regrant, exchange or other means) of the per share exercise or base price of any option or stock appreciation right;

(h) determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator's action (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action granting an award);

(i) determine whether, and the extent to which, adjustments are required pursuant to Section 7 hereof and authorize the termination, conversion, substitution or succession of awards upon the occurrence of an event of the type described in Section 7;

(j) acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration; and

(k) determine the fair market value of the Common Stock or awards under this Plan from time to time and/or the manner in which such value will be determined.

3.3 ***Binding Determinations.*** Any action taken by, or inaction of, the Corporation, any Subsidiary, or the Administrator relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

3.4 ***Reliance on Experts***. In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Corporation. No director, officer or agent of the Corporation or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.5 ***Delegation***. The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Corporation or any of its Subsidiaries or to third parties.

4. SHARES OF COMMON STOCK SUBJECT TO THE PLAN; SHARE LIMITS

4.1 ***Shares Available***. Subject to the provisions of Section 7.1, the capital stock that may be delivered under this Plan shall be shares of the Corporation's authorized but unissued Common Stock and any shares of its Common Stock purchased on the open market. For purposes of this Plan, "**Common Stock**" shall mean the common stock of the Corporation and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2 ***Share Limits***. The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the "**Share Limit**") is equal to the sum of the following:

(1) 8,500,000 shares of Common Stock, plus

(2) the number of any shares subject to awards granted under the Corporation's Equity Compensation Plan and 2000 Equity Plan (the "**Prior Plans**") and outstanding on the date of stockholder approval of this Plan (the "**Stockholder Approval Date**") which expire or for any reason are cancelled or terminated after the Stockholder Approval Date without being exercised or shares being issued (including shares that become available because outstanding awards are settled in cash, but not any shares exchanged or withheld as full or partial payment for any award or the withholding of taxes thereon).

Any shares that become available for grant under this Plan pursuant to Section 4.2(2) in respect of stock options or stock appreciation rights outstanding under the Prior Plans on the Effective Date may only be used for non-discounted stock option and stock appreciation right grants under this Plan. The following limits also apply with respect to awards granted under this Plan:

(a) The maximum number of shares of Common Stock that may be delivered pursuant to options qualified as incentive stock options granted under this Plan is 8,500,000 shares.

(b) The maximum number of shares of Common Stock subject to those options and stock appreciation rights that are granted during any calendar year to any individual under this Plan is 500,000 shares.

(c) The maximum number of shares of Common Stock that may be delivered pursuant to awards granted under this Plan, other than those described in the next sentence, is 2,250,000 shares. This limit on so-called "full-value awards" does not apply, however, to (1) shares delivered in respect of compensation earned but deferred, (2) shares delivered in respect of stock option grants, and (3) shares delivered in respect of stock appreciation right grants. (The types of awards referred to in clauses (1), (2) and (3) of the preceding sentence are not considered "full-value awards" for purposes of this Plan.)

(d) The maximum number of shares of Common Stock that may be delivered pursuant to awards granted during any calendar year to non-employee directors under this Plan is 140,000 shares. This limit does not apply, however, to shares delivered in respect of compensation earned but deferred. For this purpose, a "non-employee director" is a member of the Board who is not, at the time of grant of the award, an officer or employee of the Corporation or one of its Subsidiaries.

(f) Additional limits with respect to Performance-Based Awards are set forth in Section 5.2.3.

Each of the foregoing numerical limits is subject to adjustment as contemplated by Section 4.3, Section 7.1, and Section 8.10.

4.3 ***Awards Settled in Cash, Reissue of Awards and Shares***. To the extent that an award granted under this Plan is settled in cash or a form other than shares of Common Stock, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. In the event that shares of Common Stock are delivered in respect of a dividend equivalent right granted under this Plan, only the actual number of shares delivered with respect to the award shall be counted against the share limits of this Plan. To the extent that shares of Common Stock are delivered pursuant to the exercise of a stock appreciation right or stock option granted under this Plan, the number of underlying shares as to which the exercise related shall be counted against the applicable share limits under Section 4.2, as opposed to only counting the shares actually issued. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be charged against the applicable share limits under Section 4.2 with respect to such exercise.) Shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again be available for subsequent awards under this Plan. Shares that are exchanged by a participant or withheld by the Corporation as full or partial payment in connection with any award under this Plan, as well as any shares exchanged by a participant or withheld by the Corporation or one of its Subsidiaries to satisfy the tax withholding obligations related to any award, shall not be available for subsequent awards under this Plan. Refer to Section 8.10 for application of the foregoing share limits with respect to assumed awards. The foregoing adjustments to the share limits of this Plan are subject to any applicable limitations under Section 162(m) of the Code with respect to awards intended as performance-based compensation thereunder.

4.4 ***No Fractional Shares; Minimum Issue***. No fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. The Administrator may provide that no fewer than a stated number of shares may be purchased on exercise of any award unless the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5. AWARDS

5.1 ***Type and Form of Awards***. The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Corporation or one of its Subsidiaries. The types of awards that may be granted under this Plan are:

5.1.1 ***Stock Options***. A stock option is the grant of a right to purchase a specified number of shares of Common Stock during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an "**ISO**") or a nonqualified stock option (an option not intended to be an ISO). The agreement evidencing the grant of an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per share exercise price for each option shall be the fair market value of a share of Common Stock on the date of grant of the option. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.5. The Administrator shall establish the installments (if any) in which options shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance targets, and establish the events of termination or reversion of options; provided that in no event shall an option be subject to one or more performance-based vesting or exercise criteria unless the performance target used for purposes of such vesting or exercise requirement is based on one or more of the Business Criteria set forth in Section 5.2.2.

5.1.2 ***Additional Rules Applicable to ISOs***. To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Common Stock subject to ISOs under this Plan and stock subject to ISOs under all other plans of the Corporation or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Corporation or one of its subsidiaries (for this purpose, the term "subsidiary" is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of stock of each subsidiary in the chain beginning with the Corporation and ending with the subsidiary in question). There shall be imposed in any agreement or other document relating to the grant of ISOs such other terms and conditions as from time to time are required in order that the option be an "incentive stock option" as that term is defined in Section 422 of the Code. No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation, unless the exercise price of such option is at least 110% of the fair market value of the stock subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted.

5.1.3 ***Stock Appreciation Rights***. A stock appreciation right or "**SAR**" is a right to receive a payment, in cash and/or Common Stock, equal to the excess of the fair market value of a specified number of shares of Common Stock on the date the SAR is exercised over the "**base price**" of the award, which base price shall be set forth in the applicable agreement evidencing the award and shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the SAR. The maximum term of a SAR shall be ten (10) years. The Administrator shall establish the installments (if any) in which SARs shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance targets, and establish the events of termination or reversion of SARs.

5.1.4 ***Other Awards***. The other types of awards that may be granted under this Plan include: (a) stock bonuses, restricted stock, performance stock, stock units, phantom stock, dividend equivalents, or similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to the Common Stock, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; (b) any similar securities with a value derived from the value of or related to the Common Stock and/or returns thereon; or (c) cash awards granted consistent with Section 5.2 below. Subject to Section 5.8, the Administrator shall establish the installments (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance targets, and establish the events of termination or reversion of such awards; provided that in no event shall an award of restricted stock (as opposed to performance shares or stock units payable upon vesting in shares of Common Stock) be subject to one or more performance-based vesting criteria unless the performance target used for purposes of such vesting requirement is based on one or more of the Business Criteria set forth in Section 5.2.2.

5.2 ***Section 162(m) Performance-Based Awards.*** Without limiting the generality of the foregoing, any of the types of awards listed in Section 5.1.4 above may be, and options and SARs granted to officers and employees ("**Qualifying Options**" and "**Qualifying SARS**," respectively) typically will be, granted as awards intended to satisfy the requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code ("**Performance-Based Awards**"). Any Qualifying Option or Qualifying SAR shall be subject only to the requirements of Section 5.2.1 and 5.2.3. Any other Performance-Based Award shall be subject to all of the following provisions of this Section 5.2.

5.2.1 ***Class; Administrator.*** The eligible class of persons for Performance-Based Awards under this Section 5.2 shall be officers and employees of the Corporation or one of its Subsidiaries. The Administrator approving Performance-Based Awards or making any certification required pursuant to Section 5.2.4 must be constituted as provided in Section 3.1 for awards that are intended as performance-based compensation under Section 162(m) of the Code.

5.2.2 ***Performance Goals.*** The grant, vesting, exercisability or payment of Performance-Based Awards may depend (or, in the case of Qualifying Options or Qualifying SARs, may also depend) on the degree of achievement of one or more performance goals relative to a pre-established targeted level or level using one or more of the Business Criteria set forth below (on an absolute or relative basis) for the Corporation on a consolidated basis or for one or more of the Corporation's subsidiaries, segments, divisions or business units, or any combination of the foregoing. Subject to Section 5.8, the Administrator shall establish the installments (if any) in which Performance-Based Awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), establish any applicable performance targets, and establish the events of termination or reversion of such awards. The specific performance goals for Performance-Based Awards (other than Qualifying Options and Qualifying SARs) shall be, on an absolute or relative basis, established based on one or more of the following business criteria ("**Business Criteria**") as selected by the Administrator in its sole discretion: cost recovery from rates, operating revenue, net income from operations, net income, credit ratings, general and administrative costs, earnings (before or after interest, taxes, depreciation and/or amortization), growth in earnings, earnings per share, net present value, growth in net present value, return on equity, return on capital, economic value added, cash flow, asset sale revenue, sales revenue, capital investment, debt level, market capitalization, shareholder return, debt service, installation rates (e.g., electric meters), response time, infrastructure replacement rates, safety incident rates, availability factors (plants and energy projects), forced outage rates (plants and energy projects), match of power supply to demand, reliability (of power supplied to customers), customer satisfaction rates, environmental performance rates vs. standards, energy efficiency savings, emissions rates, productivity rates, process efficiency rates, workforce diversity, position vacancy rates, claim resolution rates, regulatory approval percentages, training completion rates, number of renewables projects, megawatts from renewables, percentage of megawatts from renewables, litigation results, steam generator replacement schedule, new peaker installation schedule, permitting and construction schedules, regulatory filing schedules, debt restructuring schedules, distribution system refurbishment and expansion, and advanced metering implementation. To the extent these terms are applied under generally accepted accounting principles or in the financial reporting of the Corporation or of its Subsidiaries, these terms are used as so applied. To qualify awards as performance-based under Section 162(m), the applicable Business Criterion (or Business Criteria, as the case may be) and specific performance goal or goals ("targets") must be established and approved by the Administrator during the first 90 days of the performance period (and, in the case of performance periods of less than one year, in no event after 25% or more of the performance period has elapsed) and while performance relating to such target(s) remains substantially uncertain within the meaning of Section 162(m) of the Code. Performance targets shall be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the targets were set unless the Administrator provides otherwise at the time of establishing the targets. The applicable performance measurement period may not be less than three months nor more than 10 years.

5.2.3 ***Form of Payment; Maximum Performance-Based Award.*** Grants or awards under this Section 5.2 may be paid in cash or shares of Common Stock or any combination thereof. Grants of Qualifying Options and Qualifying SARs to any one participant in any one calendar year shall be subject to the limit set forth in Section 4.2(b). The maximum number of shares of Common Stock which may be delivered pursuant to Performance-Based Awards (other than Qualifying Options and Qualifying SARs, and other than cash awards covered by the following sentence) that are granted to any one participant in any one calendar year shall not exceed 500,000 shares, either individually or in the aggregate, subject to adjustment as provided in Section 7.1. In addition, the aggregate amount of compensation to be paid to any one participant in respect of all Performance-Based Awards payable only in cash and not related to shares of Common Stock and granted to that participant in any one calendar year shall not exceed $10,000,000. Awards that are cancelled during the year shall not be counted against these limits to the extent permitted by Section 162(m) of the Code.

5.2.4 ***Certification of Payment.*** Before any Performance-Based Award under this Section 5.2 (other than Qualifying Options and Qualifying SARs) is paid and to the extent required to qualify the award as performance-based compensation within the meaning of Section 162(m) of the Code, the Administrator must certify in writing that the performance target(s) and any other material terms of the Performance-Based Award were in fact timely satisfied.

5.2.5 ***Reservation of Discretion.*** The Administrator will have the discretion to determine the restrictions or other limitations of the individual awards granted under this Section 5.2 including the authority to reduce awards, payouts or vesting or to pay no awards, in its sole discretion, if the Administrator preserves such authority at the time of grant by language to this effect in its authorizing resolutions or otherwise.

5.2.6 ***Expiration of Grant Authority.*** As required pursuant to Section 162(m) of the Code and the regulations promulgated thereunder, the Administrator's authority to grant new awards that are intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code (other than Qualifying Options and Qualifying SARs) shall terminate upon the first meeting of the Corporation's stockholders that occurs in the fifth year following the year in which the Corporation's stockholders first approve this Plan.

5.3 ***Agreements Evidencing Awards*****.** Each award shall be evidenced by a written agreement in the form approved by the Administrator and executed on behalf of the Corporation and, if required by the Administrator, executed by the recipient of the award. The Administrator may authorize any officer of the Corporation (other than the particular award recipient) to execute any or all such agreements on behalf of the Corporation. The agreement related to an award shall set forth the material terms and conditions of the award as established by the Administrator consistent with the express limitations of this Plan.

5.4 ***Deferrals and Settlements*****.** Payment of awards may be in the form of cash, Common Stock, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.5 ***Consideration for Common Stock or Awards*****.** The purchase price for any award granted under this Plan or the Common Stock to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

- services rendered by the recipient of such award;
- cash, check payable to the order of the Corporation, or electronic funds transfer;
- notice and third party payment in such manner as may be authorized by the Administrator;
- the delivery of previously owned shares of Common Stock;
- by a reduction in the number of shares otherwise deliverable pursuant to the award; or
- subject to such procedures as the Administrator may adopt, pursuant to a "cashless exercise" with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly-issued by the Corporation be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable state law. Shares of Common Stock used to satisfy the exercise price of an option shall be valued at their fair market value on the date of exercise. The Corporation will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in an applicable agreement, the Administrator may at any time eliminate or limit a participant's ability to pay the purchase or exercise price of any award or shares by any method other than cash payment to the Corporation.

5.6 ***Definition of Fair Market Value***. For purposes of this Plan, "fair market value" shall mean, unless otherwise determined or provided by the Administrator in the circumstances, the closing price (in regular trading) for a share of Common Stock on the New York Stock Exchange (the "**Exchange**") on the date in question or, if no sales of Common Stock were reported on the Exchange on that date, the closing price (in regular trading) for a share of Common Stock on the next preceding day on which sales of Common Stock were reported by the Exchange. The Administrator may, however, provide with respect to one or more awards that the fair market value shall equal the closing price for a share of Common Stock on the Exchange on the last trading day preceding the date in question, or the average of the high and low sales prices for a share of Common Stock on the date in question or the last trading day preceding the date in question. If the Common Stock is no longer listed or is no longer actively traded on the Exchange as of the applicable date, the fair market value of the Common Stock shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.7 ***Transfer Restrictions.***

5.7.1 ***Limitations on Exercise and Transfer.*** Unless otherwise expressly provided in (or pursuant to) this Section 5.7 or required by applicable law: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.7.2 ***Exceptions.*** The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person's family members).

5.7.3 ***Further Exceptions to Limits on Transfer.*** The exercise and transfer restrictions in Section 5.7.1 shall not apply to:

(a) transfers to the Corporation (for example, in connection with the expiration or termination of the award),

(b) the designation of a beneficiary to receive benefits in the event of the participant's death or, if the participant has died, transfers to or exercise by the participant's beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(c) subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator,

(d) if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative, or

(e) the authorization by the Administrator of "cashless exercise" procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and the express authorization of the Administrator.

5.8 ***Minimum Vesting Requirements.*** Except as otherwise provided in the following provisions of this Section 5.8 and except for any accelerated vesting required or permitted pursuant to Section 7.2, and subject to such additional vesting requirements or conditions (if any) as the Administrator may establish with respect to the award, each award granted under this Plan that is a full-value award (as that term is used in Section 4.2(c)) and payable in shares of Common Stock shall be subject to the following minimum vesting requirements: (a) if the award includes a performance-based vesting condition, the award shall not vest earlier than the first anniversary of the date of grant of the award; and (b) if the award does not include a performance-based vesting condition, the award shall not vest more rapidly than in substantially equal periodic installments over the three-year period immediately following the date of grant of the award. The Administrator may (but need not) accelerate or provide in the applicable award agreement for the accelerated vesting of any such award, however, in connection with (i) a change in control of the Corporation or the award holder's employer (or a parent thereof), (ii) the termination of the award holder's employment due to the Award holder's death, disability or retirement, or a termination of the award holder's employment by his or her employer without cause or in circumstances in which the award holder has good reason to terminate employment. The Board (or a committee thereof) may also accelerate or provide in the applicable award agreement for the accelerated vesting of any full-value award in circumstances not contemplated by the preceding sentence, and/or provide for a vesting schedule that is shorter than the minimum schedule contemplated by the foregoing, in such circumstances as it may deem appropriate; provided, however, that in no event shall more than five percent (5%) of the total shares of Common Stock available for award grant purposes under this Plan be used for purposes of granting such full-value awards.

5.9 ***International Awards***. One or more awards may be granted to Eligible Persons who provide services to the Corporation or one of its Subsidiaries outside of the United States. Any awards granted to such persons may be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator.

6. EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1 ***General.*** The Administrator shall establish the effect of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award.

6.2 ***Events Not Deemed Terminations of Employment.*** Unless the express policy of the Corporation or one of its Subsidiaries, or the Administrator, otherwise provides, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Corporation or one of its Subsidiaries, or the Administrator; provided that, unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee of the Corporation or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Corporation or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of the term set forth in the agreement evidencing such award.

6.3 *Effect of Change of Subsidiary Status.* For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Corporation, a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of another entity within the Corporation or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status.

7. ADJUSTMENTS; ACCELERATION

7.1 *Adjustments.* Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Common Stock; or any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; then the Administrator shall equitably and proportionately adjust (1) the number and type of shares of Common Stock (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of shares of Common Stock (or other securities or property) subject to any outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards, and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by the Plan and the then-outstanding awards.

Unless otherwise expressly provided in an agreement evidencing the award, upon (or, as may be necessary to effect the adjustment, immediately prior to) any event or transaction described in the preceding paragraph or a sale of all or substantially all of the business or assets of the Corporation as an entirety, the Administrator shall equitably and proportionately adjust the performance standards and/or period applicable to any then-outstanding performance-based awards to the extent necessary to preserve (but not increase) the level of incentives intended by the Plan and the then-outstanding performance-based awards.

It is intended that, if possible, any adjustments contemplated by the preceding two paragraphs be made in a manner that satisfies applicable legal, tax (including, without limitation and as applicable in the circumstances, Section 424 of the Code, Section 409A of the Code and Section 162(m) of the Code) and accounting (so as to not trigger any charge to earnings with respect to such adjustment) requirements.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2 *Corporate Transactions - Assumption and Termination of Awards*. Upon the occurrence of any of the following: any merger, combination, consolidation, or other reorganization; any exchange of Common Stock or other securities of the Corporation; a sale of all or substantially all the business, stock or assets of the Corporation; a dissolution of the Corporation; or any other event in which the Corporation does not survive (or does not survive as a public company in respect of its Common Stock); then the Administrator may make provision for a cash payment or for the assumption, substitution or exchange of any or all outstanding share-based awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Stock upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence, then, unless the Administrator has made a provision for the substitution, assumption, exchange or other continuation or settlement of the award or the award would otherwise continue in accordance with its terms in the circumstances: (1) unless otherwise provided in the agreement evidencing the award, each then-outstanding option and SAR shall become fully vested, all shares of restricted stock then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award; and (2) each award shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days' notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any change in control event defined in any agreement evidencing the award, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award.

In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration to occur immediately prior to the applicable event and/or reinstate the original terms of the award if an event giving rise to an acceleration does not occur.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

7.3 ***Other Acceleration Rules.*** The Administrator may override the provisions of Section 7.2 by express provision in any agreement evidencing awards and may accord any Eligible Person a right to refuse any acceleration, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

8. OTHER PROVISIONS

8.1 ***Compliance with Laws.*** This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of shares of Common Stock, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation or one of its Subsidiaries, provide such assurances and representations to the Corporation or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2 ***No Rights to Award.*** No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3 ***No Employment Contract.*** Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Corporation or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee's status as an employee at will, nor shall interfere in any way with the right of the Corporation or one of its Subsidiaries to change a person's compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this

Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment contract other than an agreement under this Plan.

8.4 ***Plan Not Funded***. Awards payable under this Plan shall be payable in shares or from the general assets of the Corporation, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Corporation or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Corporation.

8.5 ***Tax Withholding***. Upon any exercise, vesting, or payment of any award or upon the disposition of shares of Common Stock acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, the Corporation or one of its Subsidiaries shall have the right at its option to:

(a) require the participant (or the participant's personal representative or beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Corporation or one of its Subsidiaries may be required to withhold with respect to such award event or payment; or

(b) deduct from any amount otherwise payable in cash to the participant (or the participant's personal representative or beneficiary, as the case may be) the minimum amount of any taxes which the Corporation or one of its Subsidiaries may be required to withhold with respect to such cash payment.

In any case where a tax is required to be withheld in connection with the delivery of shares of Common Stock under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, to have the Corporation reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, or the Administrator may convert the right to receive such shares to a right to receive a cash payment only, as necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment. In no event shall the shares withheld exceed the minimum whole number of shares required for tax withholding under applicable law.

8.6 *Effective Date, Termination and Suspension, Amendments.*

8.6.1 *Effective Date*. This Plan is effective as of [__________, 2007], the date of its approval by the Board (the "**Effective Date**"). This Plan shall be submitted for and subject to stockholder approval no later than twelve months after the Effective Date. Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2 *Board Authorization*. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.6.3 *Stockholder Approval*. An amendment of this Plan shall be subject to approval by the Corporation's shareholders if (a) shareholder approval of the amendment is required by applicable law or required under Sections 162, 422 or 424 of the Code to preserve the intended tax consequences of this Plan, (b) the amendment constitutes a material modification of the Plan (within the meaning of applicable listing rules) or shareholder approval of the amendment is otherwise required under applicable listing rules, or (c) shareholder approval of the amendment is otherwise deemed necessary or advisable by the Board. Without limiting the generality of the foregoing, in any case the following amendments shall be deemed to constitute "material modifications" of the Plan for purposes of clause (b) above that shall require shareholder approval: (i) any increase in the benefit or share limits set forth in this Plan (other than as a result of an adjustment pursuant to Section 7.1); (ii) any modification of the eligibility requirements set forth in this Plan; (iii) any amendment to the minimum vesting requirements set forth in this Plan; or (iv) any amendment to the no repricing provisions set forth in Section 3.2(g).

8.6.4 *Amendments to Awards*. Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards. Any amendment or other action that would constitute a repricing of an award is subject to the limitations set forth in Section 3.2(g).

8.6.5 *Limitations on Amendments to Plan and Awards*. No amendment, suspension or termination of this Plan or amendment of any outstanding agreement entered into under this Plan shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Corporation under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.7 ***Privileges of Stock Ownership.*** Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

8.8 ***Governing Law; Construction; Severability.***

8.8.1 ***Choice of Law.*** This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of California.

8.8.2 ***Severability.*** If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.8.3 ***Plan Construction.***

(a) Rule 16b-3. It is the intent of the Corporation that the awards and transactions permitted by awards be interpreted in a manner that, in the case of participants who are or may be subject to Section 16 of the Exchange Act, qualify, to the maximum extent compatible with the express terms of the award, for exemption from matching liability under Rule 16b-3 promulgated under the Exchange Act. Notwithstanding the foregoing, the Corporation shall have no liability to any participant for Section 16 consequences of awards or events under awards if an award or event does not so qualify.

(b) Section 162(m). Awards under Section 5.1.4 to persons described in Section 5.2 that are either granted or become vested, exercisable or payable based on attainment of one or more performance goals related to the Business Criteria, as well as Qualifying Options and Qualifying SARs granted to persons described in Section 5.2, that are approved by a committee composed solely of two or more outside directors (as this requirement is applied under Section 162(m) of the Code) shall be deemed to be intended as performance-based compensation within the meaning of Section 162(m) of the Code unless such committee provides otherwise at the time of grant of the award. It is the further intent of the Corporation that (to the extent the Corporation or one of its

Subsidiaries or awards under this Plan may be or become subject to limitations on deductibility under Section 162(m) of the Code) any such awards and any other Performance-Based Awards under Section 5.2 that are granted to or held by a person subject to Section 162(m) will qualify as performance-based compensation or otherwise be exempt from deductibility limitations under Section 162(m).

8.9 ***Captions.*** Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10 ***Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Corporation.*** Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee stock options, SARs, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Corporation or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Corporation or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect only adjustments giving effect to the assumption or substitution consistent with the conversion applicable to the Common Stock in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Corporation, as a result of the assumption by the Corporation of, or in substitution for, outstanding awards previously granted by an acquired company (or previously granted by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Corporation or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

8.11 ***Non-Exclusivity of Plan.*** Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

8.12 ***No Corporate Action Restriction.*** The existence of this Plan, the agreements entered into under this Plan and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the stockholders of the Corporation to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Corporation or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Corporation or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Corporation or any

Subsidiary, (d) any dissolution or liquidation of the Corporation or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Corporation or any Subsidiary, or (f) any other corporate act or proceeding by the Corporation or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award, or any agreement evidencing such award, against any member of the Board or the Administrator, or the Corporation or any employees, officers or agents of the Corporation or any Subsidiary, as a result of any such action.

8.13 ***Other Company Benefit and Compensation Programs***. Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant's compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements of the Corporation or its Subsidiaries.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Edison International
Incoming letter dated December 19, 2006

The proposal requests that the board adopt a policy requiring that at least 75% of future equity compensation (stock options and restricted stock) awarded to senior executives be performance-based.

We are unable to conclude that Edison has met its burden of establishing that the proposal directly conflicts with one of Edison's own proposals to be submitted to shareholders at the same meeting. Accordingly, we do not believe that Edison may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Ted Yu
Special Counsel

END